ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-263376 Dated February 15, 2024

Bearish Performance Leveraged Upside SecuritiesSM (Bearish PLUSSM) Based on the Inverse Performance of the S&P 500® Index due on or about September 5, 2024

This document provides a summary of the terms of the Bearish Performance Leveraged Upside SecuritiesSM (the “Bearish PLUS”). Investors should carefully review the accompanying preliminary pricing supplement for the Bearish PLUS, the accompanying product supplement, the accompanying index supplement, and the accompanying prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The Bearish PLUS do not guarantee any return of principal at maturity and you could lose your entire investment. The Bearish PLUS are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS”), and all payments on the Bearish PLUS are subject to the credit risk of UBS. If UBS were to default on its payment obligations you may not receive any amounts owed to you under the Bearish PLUS and you could lose some or all of your initial investment. As used in this document, “we,” “us,” or “our” refers to UBS.

SUMMARY TERMS
Issuer:	UBS AG London Branch (“UBS”)
Underlying index:	S&P 500® Index (Bloomberg Ticker: “SPX”)
Stated principal amount:	$1,000.00 per Bearish PLUS
Issue price:	$1,000.00 per Bearish PLUS
Denominations:	$1,000.00 per Bearish PLUS and integral multiples thereof
Interest:	None
Pricing date:

Expected to be February 29, 2024, subject to postponement in the event of a market disruption event as described in the accompanying product supplement. In the event that we make any change to the expected pricing date and original issue date, the calculation agent may adjust the valuation date and the maturity date to ensure that the stated term of the Bearish PLUS remains the same.

Original issue date:

Expected to be March 5, 2024 (3 business days after the pricing date; see preliminary pricing supplement), subject to postponement in the event of a market disruption event as described in the accompanying product supplement.

Valuation date:

Expected to be August 30, 2024 (to be determined on the pricing date and expected to be approximately 6 months after the pricing date), subject to postponement in the event of a market disruption event as described in the accompanying product supplement

Maturity date:

Expected to be September 5, 2024 (to be determined on the pricing date and expected to be 3 business days after the valuation date), subject to postponement in the event of a market disruption event as described in the accompanying product supplement.

Payment at maturity:

￭ If the final level is less than the initial level:

The lesser of (a) $1,000 + Leveraged Payment and (b) Maximum Payment at Maturity.

In no event will the payment at maturity exceed the maximum payment at maturity.

￭ If the final level is equal to the initial level:

The Stated Principal Amount of $1,000

￭ If the final level is greater than the initial level:

$1,000 + ($1,000 × Bearish Underlying Return)

Accordingly, if the final level is greater than the initial level, you will lose a percentage of your stated principal amount equal to the bearish underlying return and, in extreme situations, you could lose all of your initial investment. In no event will the payment at maturity be less than $0.00.

Bearish underlying return:	The quotient, expressed as a percentage, of (i) the initial level minus the final level, divided by (ii) the initial level. Expressed as a formula: (Initial Level - Final Level) / Initial Level
Leveraged payment:	$1,000.00 x Leverage Factor × Bearish Underlying Return
Maximum gain:	33.00%
Initial level:	The closing level of the underlying index on the pricing date, as determined by the calculation agent.
Final level:	The closing level of the underlying index on the valuation date, as determined by the calculation agent.
Leverage factor:	3.0
Maximum payment at maturity:	$1,330.00 per Bearish PLUS, which is equal to $1,000.00 + ($1,000.00 × Maximum Gain)
CUSIP/ISIN:	90279W4F8 / US90279W4F88
Listing:	The Bearish PLUS will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	1.50% of the aggregate principal amount.
Estimated initial value:	Expected to be between $951.50 and $981.50 per Bearish PLUS. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement	http://www.sec.gov/Archives/edgar/data/1114446/000183988224004070/ubs_424b2-02492.htm

HYPOTHETICAL PAYOUT

The below figures are based on a hypothetical leverage factor of 3.0 and hypothetical maximum gain of 33.00% and are purely hypothetical (the actual terms of your Bearish PLUS will be determined on the pricing date and will be specified in the final pricing supplement).

Hypothetical Payment at Maturity

Change in Underlying Index	Payment at Maturity
-60.00%	$1,330.00
-50.00%	$1,330.00
-40.00%	$1,330.00
-30.00%	$1,330.00
-20.00%	$1,330.00
-11.00%	$1,330.00
-10.00%	$1,300.00
-5.00%	$1,150.00
0.00%	$1,000.00
+10.00%	$900.00
+20.00%	$800.00
+30.00%	$700.00
+40.00%	$600.00
+50.00%	$500.00
+75.00%	$250.00
+100.00%	$0.00
+110.00%	$0.00

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You will find a link to the accompanying preliminary pricing supplement for the Bearish PLUS above and links to the accompanying product supplement, accompanying index supplement, and accompanying prospectus for the Bearish PLUS under “Additional Information about UBS and the Bearish PLUS” in the preliminary pricing supplement, which you should read and understand prior to investing in the Bearish PLUS.

The issuer has filed a registration statement (including a prospectus as supplemented by a product supplement, an index supplement for various securities we may offer, including the Bearish PLUS, and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement, the accompanying product supplement, and the accompanying index supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-833-653-0401. Our Central Index Key, or CIK, on the SEC web site is 0001114446.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to Return Characteristics

■The Bearish PLUS do not pay interest or guarantee return of the stated principal amount and your investment in the Bearish PLUS may result in a loss.

■Your potential return on the Bearish PLUS is limited to the maximum gain.

■The leverage factor applies only if you hold the Bearish PLUS to maturity.

■The contingent repayment of principal at maturity applies only at maturity.

■The Bearish PLUS provide inverse exposure to the underlying index.

Risks Relating to Characteristics of the Underlying Index

■Market risk.

■There can be no assurance that the investment view implicit in the Bearish PLUS will be successful.

■Changes that affect the underlying index, including regulatory changes, will affect the market value of, and return on, your Bearish PLUS.

■The underlying index reflects price return, not total return.

■UBS cannot control actions by the index sponsor and the index sponsor has no obligation to consider your interests.

Estimated Value Considerations

■The issue price you pay for the Bearish PLUS will exceed their estimated initial value.

■The estimated initial value is a theoretical price and the actual price that you may be able to sell your Bearish PLUS in any secondary market (if any) at any time after the pricing date may differ from the estimated initial value.

■Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the Bearish PLUS as of the pricing date.

Risks Relating to Liquidity and Secondary Market Price Considerations

■There may be little or no secondary market for the Bearish PLUS.

■The price at which UBS Securities LLC and its affiliates may offer to buy the Bearish PLUS in the secondary market (if any) may be greater than UBS’ valuation of the Bearish PLUS at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements.

■Price of the Bearish PLUS prior to maturity.

■Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices.

Risks Relating to Hedging Activities and Conflicts of Interest

■Potential conflict of interest.

■Hedging and trading activities by the calculation agent and its affiliates could potentially affect the value of, and any amounts payable on, the Bearish PLUS.

■Potentially inconsistent research, opinions or recommendations by UBS.

■Potential UBS impact on price.

Risks Relating to General Credit Characteristics

■Credit risk of UBS.

■The Bearish PLUS are not bank deposits.

■If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the Bearish PLUS and/or the ability of UBS to make payments thereunder.

Risks Relating to U.S. Federal Income Taxation

■Uncertain tax treatment. Significant aspects of the tax treatment of the Bearish PLUS are uncertain. You should read carefully the section entitled “Tax Considerations” in the preliminary pricing supplement and the section entitled “Material U.S. Federal Income Tax Consequences”, including the section “— Securities Treated as Prepaid Derivatives or Prepaid Forwards”, in the accompanying product supplement and consult your tax advisor about your tax situation.

Underlying Index

For information about the underlying index, including historical performance information, see “Information About the Underlying Index” in the preliminary pricing supplement.

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